EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Morningstar, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑124783 and No. 333-176203) of Morningstar, Inc. of our report dated February 27, 2015, with respect to the consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of Morningstar, Inc.
/s/ KPMG LLP
Chicago, Illinois
February 27, 2015